February 16, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

RE:	Stanadyne Holdings, Inc.
File No. 333-124154
Stanadyne Corporation
File No. 333-45823
Form 10-K: For the Fiscal Year Ended December 31, 2008
Form 10-Q: For the Quarter Ended September 30, 2009

Ladies and Gentlemen:

We refer to Lyn Shenk’s letter dated December 30, 2009 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) for Stanadyne Holdings, Inc. (“Holdings”) and Stanadyne Corporation (“Stanadyne” and together with Holdings, the “Company”) regarding Form 10-K for the fiscal year ended December 31, 2008 and Form 10-Q for the quarter ended September 30, 2009. Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in Lyn Shenk’s letter immediately preceding our response thereto.

Stanadyne Holdings, Inc. / Stanadyne Corporation

Form 10-K: For the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Results of Operations, page 22

1.	Please consider revising to include a table listing sales by major category (e.g., service, OEM, manufacturing for third parties) so that the narrative text portion of your results of operations disclosure emphasizes analysis of the underlying reasons for reported results rather than a recitation of amounts and dollar and percentage changes.

Response:

The Company will include a table listing sales by major categories as well as analysis of the underlying reasons for changes in its future filings. We would expect the table to include the following major categories: sales to original equipment manufacturers (OEM) and sales to service markets.

2.	In future filings, please quantify, discuss, and analyze the changes in costs of goods sold on a stand-alone basis in addition to your current disclosure which is made in the context of gross profit. In your revised disclosure, please address the significant components of costs of sales such as labor, materials, or any other components, to the extent material.

Response:

The significant components of cost of goods sold for the Company have historically been purchased materials, such as steel and fabricated components, labor costs, factory overhead and depreciation expense. In future filings, the Company will describe significant changes to these components of our cost of goods sold in addition to our discussion of changes to gross profit.

3.	Please supplementally explain to us what price realization is.

Response:

The Company uses the term “price realization” internally to describe the amount of gross profit that is realized when customer prices are increased to offset cost increases in material, labor and other product costs. In future filings we will explain the term “price realization” when we use the term in discussing changes in our revenue or gross margin.

Gross Profit, page 23

4.	We note that gross profit increased by 7.5%, or $5.4 million, from 2007 to 2008. However, your discussion notes a net $4.4 million decrease in the year-to-year gross profit comparison. Please supplementally clarify this disclosure for us.

Response:

Our disclosure notes that gross profit totaled $77.2 million in 2008 or $5.4 million more than the prior year. The explanation for this change begins with a description of the two significant changes in gross profit, followed by a description of the other material amounts that effected gross profit. To summarize:

Amounts reducing gross profit –
Lower sales volume and unfavorable product mix	-$	4.4 million
Higher costs in our Changshu, China plant	-$	0.8 million
Amounts increasing gross profit –
Factory cost reductions including reorganization, staff reductions and consolidation of our Windsor, Connecticut manufacturing operations.	+$	8.4 million
Factory cost reductions in our Italy location due to staff reductions and the prior year (2007) charges for write-down of excess inventory and idle equipment.	+$	3.0 million

Other immaterial items totaling $0.8 million explain the remaining difference.

Gross Profit, page 25

5.	We note that the closure of your in-house aluminum die casting operation in 2007 resulted in a $0.7 million increase to depreciation expense for idled equipment. Please supplementally tell us why the idling of this equipment caused depreciation to increase and whether this closure resulted in an asset impairment.

Response:

Management determined in the first quarter of 2007 that the in-house aluminum die casting operation in our Washington, North Carolina plant was no longer a core business and decided to outsource the operation to our independent supply base. Although the decision was made earlier in the year, the in-house equipment continued to be used through the third quarter of 2007 and then maintained as secondary or backup capacity until the transition to the new supply base was completed during the fourth quarter. The assets were considered to be held and used under ASC 360-10. The equipment for the die casting operation was not a separate asset group but a part of the total asset group for Stanadyne U.S. operations which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities in our business. The decision to outsource this portion of our manufacturing process was evaluated relative to the triggering events that normally indicate the need for asset impairment testing under ASC 360-10-35-21. In this regard, we noted the following in the first quarter of 2007:

¡	During the period leading up to our decision to outsource the aluminum die casting operation, there was no significant decrease in the market value of the equipment used in the die casting process.

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There was no significant adverse change in the extent or manner in which the die casting equipment was being used or in its physical condition, absent our decision to outsource the process later in the year.

¡	There was no significant adverse change in any legal factors or business climate that could affect the value of the die casting equipment, including an adverse action or assessment by a regulator.

¡	There was no accumulation of costs significantly in excess of the amount originally incurred for the acquisition of the die casting equipment.

¡	There were no current-period operating cash flow losses or any history of operating or cash flow losses or a projection or forecast for continuing losses associated with the Stanadyne U.S. operations.

¡	Our decision to outsource the die casting operation resulted in the disposal of the equipment before the end of its previously estimated useful life (August 2009).

As a result of the above, we concluded that this decision did not result in an impairment triggering event under ASC 360-10-35-21. However, we did review the depreciation estimates and remaining useful lives as required under ASC 360-10-35-22 and determined that the depreciation for the remaining book value should be accelerated. Consequently, the equipment’s remaining book value was depreciated during the balance of 2007 resulting in the $0.7 million increase to depreciation expense versus the prior period noted in our disclosure. The equipment was subsequently sold for nominal value in the first quarter of 2008 with no significant gain recorded.

Item 8. Financial Statements and Supplementary Data

Note 3. Inventories, page F-14

6.	Please tell us and clarify in future filings what “LIFO asset” represents.

Response:

The reference to “LIFO asset” refers to the LIFO inventory reserve included in the Company’s consolidated balance sheet. Application of purchase accounting to the Company’s inventories in conjunction with the 1997 change in control resulted in a base year LIFO inventory value that is greater than the current FIFO value. The LIFO inventory reserve value represents the amount necessary to restate the Company’s U.S.-based inventories valued on a FIFO to LIFO basis. In all future filings we will refer to this as a “LIFO inventory reserve.”

Note 23. Reorganization, page F-36

7.	We note that as a result of your reorganization activities you recognized an additional $0.9 million of depreciation expense related to the change in the estimated useful lives of machinery and equipment in your U.S. and Italy based operation. Please tell us and disclose in future filings your basis for the change in useful lives and the factors that were considered.

Response:

The $0.9 million of additional depreciation expense recorded in 2007 included $0.7 million recorded in our U.S.-based operations and $0.2 million recorded in our Italy-based operations. With respect to the $0.7 million recorded in the U.S. operations, this was related to our decision to outsource our aluminum die casting operation and we refer you to our response to Question 5 above.

The remaining $0.2 million of accelerated depreciation expense recorded in 2007 resulted from the reorganization of our manufacturing operations in Italy. That reorganization began in the third quarter of 2006 and concluded in the second quarter of 2008. During the second quarter of 2007, we determined that a number of workers and pieces of equipment could be eliminated if the manufacturing work flows were reorganized. This equipment was grouped with other assets of our Stanadyne, SpA subsidiary which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets in our business. Although the decision to reorganize was made in the second quarter of 2007, we continued to use the equipment through the fourth quarter of 2007 when that portion of the reorganization was completed. We reviewed the depreciation estimates and remaining useful lives as required by ASC 360-10-35-22 and concluded that the remaining carrying value should be depreciated over the course of 2007 resulting in the $0.2 million increase to depreciation expense noted in our disclosure. The equipment was sold for nominal value in late 2007 and early 2008 with little or no recovery value.

Form 10-Q for the Quarter Ended September 30, 2009

Condensed Consolidated Balance Sheets, page 4

8.	We note that during each of the 2009 quarters your sales have decreased significantly as compared to the prior comparable quarters. Additionally, you have incurred net losses and negative cash flows from operations during each of the 2009 quarters. Please tell us what consideration you gave to performing interim impairment testing on your goodwill during the quarters as a result of these changes in financial performance.

Response:

We acknowledge that during each quarter of 2009 our sales were less when compared to the same quarters of 2008 and that we have incurred net losses during each of the 2009 quarters. The onset of a global economic recession in late 2008 resulted in a downturn in demand for our products used in the agriculture, construction and automotive industries. We believe that sales and net losses in the first quarter of 2009 were particularly impacted by inventory reductions throughout the supply chain. However, sales have slowly recovered and our net losses as well as cash flows from operations have improved in the second and third quarters of 2009 compared to the first quarter of 2009 as indicated by the select data presented below taken from our quarterly filings.

Stanadyne Holdings, Inc.
	Q1, 2009	Q2, 2009	Q3, 2009
	(in thousands)
Net Sales	$40,341	$47,520	$46,434

Net loss	($6,578)	($2,949)	($3,358)

Cash flows from operations	($15,089)	$10,872	($421)

Stanadyne Corporation
	Q1, 2009	Q2, 2009	Q3, 2009
	(in thousands)
Net Sales	$40,341	$47,520	$46,434

Net loss	($4,493)	($817)	($1,157)

Cash flows from operations	($15,147)	$10,872	($420)

We believe that our sales, income and cash flows will continue to improve as the underlying demand in the markets we serve recovers from the global recession, and our internal forecast for 2010 anticipates higher revenues, income and cash flows from operations. This statement will also be supported by our fourth quarter 2009 results.

ASC-350-20-35 requires that goodwill be tested for impairment annually and between annual dates if warranted by events or circumstances. As disclosed in our Form 10-K, we perform this test during the fourth quarter of our fiscal year unless one or more triggering factors are present during the year indicating that a fundamental decrease in the fair value of one of our reporting units has occurred. The following represent those certain factors that we considered in determining whether an interim assessment of goodwill was warranted at each interim period:

a. A significant adverse change in legal factors or in the business climate.

There were no changes to the legal factors relating to our business however, as already noted, there was an adverse change in the business climate in 2009. The global economic recession negatively impacted our sales, earnings and operating cash flows in 2009. However, we believe that these depressed market conditions are temporary and they did not change our longer term outlook during any of the first three quarters in 2009 for the following reasons:

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Because fuel system components are so elemental to the proper functioning and optimal performance of a diesel engine, they are essentially custom engineered for a specific engine platform. As a result, the Company typically supplies these components on a sole source basis for the life of engine platforms.

¡	There have been no losses of major customers during 2009.

¡	Our quarterly sales continue to increase from the depressed levels experienced in the first quarter of 2009.

b. An adverse action or assessment by a regulator

There was no adverse action or assessment by a regulator affecting our business in 2009.

c. Unanticipated competition.

We experienced no unanticipated competition in our business in 2009. We have not had any significant losses of customers during 2009 and continue to develop new technologies to meet the changing needs of our customers.

d. A loss of key personnel.

Our business did not experience the unexpected loss of any key personnel during 2009.

e. A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of.

There was no expectation that any reporting unit or significant portion of a reporting unit would be sold or otherwise disposed of in 2009.

f. The testing for recoverability under ASC 360 of a significant group within a reporting unit.

There was no testing for recoverability of a significant group within the reporting unit.

g. Recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

There was no recognition of a goodwill impairment loss in any of our subsidiaries or reporting units.

During each interim period, we consider whether any of these factors poses a risk to our business or requires a change in our strategic business plan. Given the economic conditions noted above, we carefully weighed all indicators of impairment when considering the current carrying value of goodwill. While the decrease in demand for our products in 2009 was significant, we continue to believe that this is temporary, and our longer-term outlook has not changed. We noted that in our 2008 annual impairment analysis, the estimated fair value of our reporting units exceeded carrying value by a large margin (more than 50% of the carrying value). As a result, we concluded there was not a triggering event that warranted an interim assessment of our goodwill in any of the first three quarters of 2009. This conclusion is also supported by our recently completed annual impairment test which is currently being reviewed by our independent auditors. This test indicated that the estimated fair value of our U.S. operations exceeds its carrying value, and as a result there is no impairment of goodwill in the U.S. operations.

Our annual impairment test completed in the fourth quarter of 2009 relies primarily on a discounted cash flow analysis of the operating cash flows reflected in our long term strategic plan. The result of this analysis concluded that the projected discounted cash flows generated by our Stanadyne, SpA reporting unit did not support the carrying value of that business any longer. This change from the prior year impairment test, and from our interim review of potential impairment factors, was due to a strategic decision in the fourth quarter of 2009 to support new business growth in Asia with products manufactured by our Changshu, China operation and not our Italy-based operation. As a result, we will report an impairment of the goodwill in that reporting unit in our 2009 Form 10-K.

In response to the Staff’s request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (860) 525-0821.

Sincerely,

Stanadyne Holdings, Inc. & Stanadyne Corporation

/s/ Stephen S. Langin
Stephen S. Langin
Chief Financial Officer
February 16, 2010